Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: March 10, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 10, 2020 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2026

Currency:	USD

Size:	$2,250,000,000

Maturity:	March 13, 2026

Fixed Rate Period:	From and including March 13, 2020 to but excluding March 13, 2025

Floating Rate Period:	From and including March 13, 2025 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	1.125% due February 28, 2025

Benchmark Treasury Yield:	0.555%

Spread to Benchmark Treasury:	+145 basis points

Reoffer Yield:	2.005%

Fixed Rate Coupon:	2.005%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a margin of 1.585%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,242,125,000

Interest Payment Dates:	During the Fixed Rate Period, each March 13 and September 13, beginning September 13, 2020 and including March 13, 2025, and during the Floating Rate Period, each of June 13, 2025, September 13, 2025, December 13, 2025 and March 13, 2026.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after September 13, 2020 and prior to March 13, 2025 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 25 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on March 13, 2025 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after February 13, 2026 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated March 10, 2020 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBH8/ US46647PBH82

Trade Date:	March 10, 2020

Settlement Date:	March 13, 2020 (T+3)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Penserra Securities LLC
Samuel A. Ramirez & Company, Inc.

Settlement Period: The closing will occur on March 13, 2020 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.